CARMANAH TECHNOLOGIES CORPORATION

Interim Financial Statements

Three months ended March 31, 2006 and 2005

(Unaudited)

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian dollars)

March 31, 2006 and December 31, 2005

(Unaudited)

	March 31,	December 31,
	2006	2005
Assets
Current assets:
Cash and cash equivalents	$1,511,543	$1,882,214
Short-term investments	6,230,000	9,780,000
Accounts receivable, net	10,293,540	8,675,270
Inventories	14,406,832	11,012,640
Prepaid expenses and deposits	2,178,096	705,073
	34,620,011	32,055,197
Equipment and leasehold improvements, net	2,567,322	2,096,254
Intangible assets, net	1,275,030	1,325,055
Goodwill	12,330,543	12,330,543
Future income taxes	1,127,660	985,500
	$51,920,566	$48,792,549
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$8,148,018	$5,268,246
Bank loan	97,749	-
Income taxes payable	156,871	434,636
Current portion of obligations under capital leases	12,966	19,990
	8,415,604	5,722,872
Obligations under capital leases	14,444	14,991
Obligation to former shareholders of SPS to be settled in shares	2,631,580	2,631,580
	11,061,628	8,369,443
Shareholders’ equity:
Share capital (note 2)	39,054,596	38,772,138
Contributed surplus (note 2(e))	1,469,054	1,292,390
Retained earnings	335,288	358,578
	40,858,938	40,423,106
	$51,920,566	$48,792,549

See accompanying notes to consolidated financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Operations and Retained Earnings (Deficit)

(Expressed in Canadian dollars)

For the three months ended March 31, 2006 and 2005

(Unaudited)

	2006	2005
Sales	$12,693,769	$4,849,542
Cost of sales	8,224,212	2,322,113
	4,469,557	2,527,429
Operating expenses:
Wages and benefits	2,579,968	1,030,499
Office and administration	809,519	450,890
Sales and marketing	525,295	357,625
Research and development	352,119	363,225
Bank charges	74,407	18,618
Amortization of:
Equipment and leasehold improvements	122,205	74,691
Intangible assets	59,859	10,869
	4,523,372	2,306,417
Operating income (loss)	(53,815)	221,012
Other income:
Interest and other income	79,476	42,410
Earnings before income taxes	25,661	263,422
Income tax expense (recovery) (note 3)
Current	219,219	114,000
Future	(170,268)	(114,000)
	48,951
Net earnings (loss) for the period	(23,290)	263,422
Retained earnings (deficit), beginning of period	358,578	(322,384)
Retained earnings (deficit), end of period	$335,288	$(58,962)
Earnings (loss) per share:
Basic	$(0.001)	$0.008
Diluted	(0.001)	0.008
Weighted average number of shares outstanding:
Basic	40,528,173	32,239,501
Diluted	40,528,173	34,202,496

See accompanying notes to consolidated financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

For the three months ended March 31, 2006 and 2005

(Unaudited)

	2006	2005
Cash provided by (used in):
Operations:
Net earnings (loss) for the period	$(23,290)	$263,422
Items not involving cash:
Amortization	182,064	85,560
Reclassification of previously recorded share issuance costs	117,000	-
Stock-based compensation	203,328	62,775
Future income taxes (recovery)	(170,268)	-
Net changes in non-cash working capital	(3,883,478)	(238,341)
	(3,574,644)	173,416
Investing:
Short-term investments	3,550,000	-
Purchase of equipment and leasehold improvements	(593,242)	(214,273)
Purchase of intangible assets	(9,834)	(20,201)
	2,946,924	(234,474)
Financing:
Proceeds on share issuance	201,794	1,085,620
Share issuance costs	(34,923)	-
Bank loan	97,749	-
Principal payments of obligations under capital leases	(7,571)	(6,311)
	257,049	1,079,309
Increase (decrease) in cash and cash equivalents	(370,671)	1,018,251
Cash and cash equivalents, beginning of period	1,882,214	901,411
Cash and cash equivalents, end of period	$1,511,543	$1,919,662
Supplemental cash flow information:
Cash during the period for:
Bank charges and interest paid	$21,495	$491
Income taxes paid	300,000	-
Non-cash investing and financing activities:
Shares/stock options issued for services:
Share issue costs	-	38,198

See accompanying notes to consolidated financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

For the three months ended March 31, 2006 and 2005

(Unaudited)

1.

Basis of presentation

These interim consolidated financial statements have been prepared using Canadian generally accepted accounting principles (Canadian GAAP). The interim financial statements include normal recurring adjustments, which in management’s opinion, are necessary for a fair presentation of the financial results of the interim period presented.

The disclosures in these statements do not conform in all aspects to the requirements of Canadian GAAP for annual financial statements. These statements follow the same accounting policies and methods of their application as the most recent annual financial statements. These statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2005 Annual Report.

2.

Share capital

(a)

Authorized:

Unlimited number of common shares without par value

(b)

Issued and outstanding:

	Number of
	common shares	Amount
Balance, December 31, 2005	40,473,052	$38,772,138
Exercise of options	175,750	228,458
Share issuance costs, net of tax benefits	-	(23,000)
Adjustment to share issuance costs, net of tax benefits	-	77,000
Balance, March 31, 2006	40,648,802	$39,054,596

During the period ended March 31, 2006, 61,000 options, 42,875 options, 19,375 options, 17,500 options, and 35,000 options, were exercised at a price of $0.75 per common share, $0.90 per common share, $0.95 per common share, $0.96 per common share, and $2.35 per common share respectively, resulting in an aggregate of 175,750 common shares being issued for gross proceeds of $201,794. In addition, a reallocation of $26,664 from contributed surplus to share capital was recorded on the exercise of these options.  The Company has also reclassified certain share issuance costs totaling $117,000 related to its TSX listing to general and administration costs.

(c)

Stock options:

The Company maintains a fixed stock option plan that enables it to grant options to its directors, officers, employees and other service providers.  Each option agreement with the grantee sets forth, among other things, the number of options granted, the exercise price and the vesting conditions of the options.

The Company has reserved 4,559,133 common shares under the plan.  The options vest between 18 and 36 months from the date of grant and have a maximum term of five years.

A summary of the status of the options outstanding and exercisable follows:

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

For the three months ended March 31, 2006 and 2005

(Unaudited)

2.

Share capital (continued)

(c)

Stock options (continued):

	Number of	Weighted average
	common shares	exercise price
Balance, December 31, 2005	3,448,496	$1.88
Granted	460,000	3.61
Cancelled	(16,500)	(2.40)
Exercised	(175,750)	(1.15)
Balance, March 31, 2006	3,716,246	$2.13

The following table summarizes the stock options outstanding and exercisable at March 31, 2006:

	Number				Number
	outstanding at				exercisable at
Exercise price	March 31, 2006	Expiry date			March 31, 2006
$0.75	803,832	June	20,	2006	803,832
$0.75	91,664	June	13,	2007	91,664
$0.75	121,500	January	13,	2008	121,500
$0.95	50,000	August	25,	2008	50,000
$0.95	30,000	April 19, 2006			30,000
$1.17	55,000	October 1,		2008	55,000
$1.20	300,000	November 10, 2008			228,073
$1.20	200,000	December 1,		2008	151,155
$0.95	50,000	August	18,	2008	50,000
$2.11	30,000	August	12,	2009	30,000
$2.35	50,000	September 1, 2009			50,000
$2.75	50,000	November 12, 2009			46,119
$3.00	50,000	February 7,		2010	18,297
$2.96	150,000	February	21,	2010	55,155
$2.75	125,000	March	10,	2010	55,713
$2.80	131,750	April 1,		2010	88,461
$2.74	3,500	April 1,		2010	2,210
$2.67	16,500	April 6,		2010	10,277
$2.69	3,000	April 21, 2010			1,852
$2.66	1,500	May 2,		2010	914
$2.82	75,000	May	30,	2010	21,329
$2.73	50,000	June 1,		2010	13,499
$2.88	166,500	July 4,		2010	81,885
$3.00	75,000	May	27,	2010	34,636
$3.00	25,000	July	21,	2010	8,699
$3.55	1,500	October	19,	2010	869
$3.42	550,000	December	19,	2010	120,120
$3.46	300,000	January	12,	2011	23,529
$3.80	50,000	January	31,	2009	19,868
$3.80	10,000	January	31,	2008	896
$3.96	100,000	March 3,		2011	6,744
	3,716,246				2,272,296

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

For the three months ended March 31, 2006 and 2005

(Unaudited)

2.

Share capital (continued)

(c)

Stock options (continued):

During the period ended March 31, 2006, under the fair-value-based method, $203,328 (2005 – $62,775) in compensation expense was recorded in the consolidated statements of operations and retained earnings (deficit) for options granted to employees.

The compensation costs reflected in the consolidated statements of operations and retained earnings (deficit) were calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

Three months ended March 31,	2006	2005
Risk free interest rate	3.86%	2.86%
Expected dividend yield	0%	0%
Stock price volatility	43%	56%
Expected life of options	3 years	3 years

The weighted average fair value of options granted during the period ended March 31, 2006 is $1.19 (2005 - $0.72) per share.

(d)

Warrants

During 2005, the Company issued 300,000 warrants as contingent consideration to the principal vendors of SPS.  These warrants have an exercise price of $2.79 and each warrant entitles the holder to purchase one common share of the Company.

	Number of	Weighted average
	warrants	exercise price
Balance, December 31, 2005 and March 31, 2006	300,000	$2.79

(e)

Contributed surplus:

Balance, December 31, 2005	$1,292,390
Stock compensation expense	203,328
Transfer to share capital on exercise of options	(26,664)
Balance, March 31, 2006	$1,469,054

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

For the three months ended March 31, 2006 and 2005

(Unaudited)

3.

Income taxes:

Income tax recovery (expense) differs from the amounts computed by applying the combined federal and provincial tax rates of 34.12% (2005 - 35.62%) to pre-tax income from continuing operations as a result of the following:

Three months ended March 31,	2006	2005
Earnings before income taxes	$25,661	$263,422
Computed expected tax expense	$8,755	$93,831
Non-deductible expenses, primarily
stock based compensation	71,823	25,032
Other	7,141	-
Decrease in income tax valuation
allowance	-	(118,863)
Tax effect of loss carryforwards not
previously recognized	(38,768)	-
Income tax expense	$48,951	$-

Temporary differences give rise to the following future tax assets and liabilities:

	March 31,	December 31,
	2006	2005
Future tax assets:
Warranty reserve	$62,000	$62,000
Share issue costs	426,660	452,000
Losses available for future periods	603,000	555,500
Scientific research and experimental development	532,000	405,000
Equipment	502,000	475,000
Other	60,000	62,000
	2,185,660	2,011,500
Future tax liabilities:
Investment tax credits	(183,000)	(136,000)
Intangible assets	(378,000)	(393,000)
	(561,000)	(529,000)
Less valuation allowance	(497,000)	(497,000)
Net future tax assets	$1,127,660	$985,500

	March 31,	December 31,
	2006	2005
Future income tax assets	$1,127,660	$985,500
Future income tax liabilities	-	-
Net future tax assets	$1,127,660	$985,500

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

For the three months ended March 31, 2006 and 2005

(Unaudited)

4.

Subsequent events:

Subsequent to March 31, 2006, the Company issued final payment to the vendors of Soltek Powersource Ltd. (“SPS”).  Pursuant to the terms of the Share Purchase Agreement, the SPS vendors were entitled to an additional payment in the form of shares and warrants if SPS met certain performance criteria on December 31, 2005.  The performance criteria were met, and accordingly, the obligation in the amount of $2,631,580 to the SPS shareholders was accrued for by the Company at December 31, 2005.  The Company will issue 751,876 shares to the SPS shareholders, and the 300,000 warrants are now eligible for exercise as per the terms of the agreement.